================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of October 2006

                       FUTUREMEDIA PUBLIC LIMITED COMPANY
                 -----------------------------------------------
                 (Translation of registrant's name into English)

               Nile House, Nile Street, Brighton BN1 1HW, England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

================================================================================

                 FUTUREMEDIA RELEASES ENHANCED PROFILER(TM) TOOL

     BRIGHTON, England, Oct. 10 /PRNewswire-FirstCall/ -- Futuremedia plc (Nasdaq: FMDAY) today released information on enhancements to Profiler(TM), its proprietary human capital management system that provides competency information and career management data allowing organizations to improve the performance and effectiveness of its employees.

     Leonard M. Fertig, chief executive officer of Futuremedia commented, "Large organizations are looking for methods to measure and track their human capital on a global scale. These enhancements to Profiler(TM) allow us to provide companies with a cutting-edge solution that meets their needs. A major blue-chip organization is already using the technology to measure its sales force's capabilities and effectiveness and has found the enhanced application to be valuable in the data it provides."

     Profiler(TM) is now available as a fully-hosted solution which is easy for users to maintain and has little impact on the clients' information technology resources. Profiler(TM) provides an instant snapshot of both organizational and individual strengths and weaknesses, graphically incorporating human capital metrics, benchmarking and measurements. The result is a clear, visual representation of the data, which highlights capability gaps, identifies learning pathways and tracks objectives in a format that is intuitive to use.

     Profiler(TM) is unique in the marketplace in being driven by employee engagement. Whether employees are office based, work from home or in the field, individual performance can be monitored. In addition, Profiler(TM) can be used as both a communication and a development tool, where managers can post notes to employees. The application's interactive and user-friendly interface results in high levels of engagement and regular use by both individual employees and managers. This in turn produces higher volumes of meaningful, quality data for planning and budgeting purposes.

     About Futuremedia:

     The Futuremedia group of companies is comprised of Futuremedia plc, Open Training, ebc and Button. The Futuremedia group is a learning and communications company providing online education, e-marketing and communications services to public and private sector organizations. Backed by two decades of experience, the company's content and services offerings include learning consultancy, learning management systems, custom made learning programs and an extensive library of published courseware titles. Futuremedia is also recognized as a pioneer and leader in the development and delivery of a range of fully managed, outsourced employee benefit programs for large organizations. In addition, Button has 35 years of experience in providing brand communications services to large international organizations. For more information, visit http://www.futuremedia.co.uk.

     "Safe Harbor" Statement under Section 21E of the Securities Exchange Act of 1934: This press release contains forward-looking statements related to future results and speaks only of Futuremedia's expectations as of the date hereof. Such statements include expectations regarding: the expected benefits from new sales, contracts or extended products; the expected benefits and success of operations in new markets; the expected benefits of expanding the sales operations of group companies into new geographical markets; the expected benefits of acquisitions; the expected benefits of financing arrangements; and the Company's future financial condition and performance. Such statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from expectations. The risks and uncertainties include: risks associated with the Company's ability to develop and successfully market new services and products (including the risk that such extended products may not be accepted in the market), risks relating to operations in new markets (including the risk that such operations may not deliver anticipated revenue or profits); risks associated with acquisitions

(including the risk that such acquisitions may not deliver the benefits expected by management and risks associated with integration of acquisitions generally); risks that financing arrangements could result in substantial dilution to shareholders because of subscription prices below the current market value of the Company's ADSs or other factors; risks relating to the Company's ability to operate profitably in the future; risks associated with rapid growth; the Company's ability to successfully develop its business in new geographic markets; the early stage of the e-learning market; rapid technological change and competition; and other factors detailed in the Company's filings with the US Securities and Exchange Commission. The Company expressly disclaims any obligation to release publicly any updates or revisions to any such statement to reflect any change in expectations or in information on which any such statement is based. All product names and trademarks mentioned herein are trademarks of Futuremedia or their respective owners.

SOURCE  Futuremedia plc
     -0-                             10/10/2006
     /CONTACT: Mike Smargiassi or Corey Kinger of Brainerd Communicators, Inc., +1-212-986-6667, ir@futuremedia.co.uk, or Gerry Buckland, +44-7919- 564126,
info_db@mac.com/
     /Web site:  http://www.futuremedia.co.uk /
     (FMDAY)

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               FUTUREMEDIA PLC,
                                               an English public limited company


                                               By: /s/ Leonard Fertig
                                                   -----------------------------
                                                   Leonard Fertig
                                                   Chief Executive Officer

Date: October 10, 2006